UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Edith Shih

CK Hutchison Holdings Limited

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2128 1232

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2021

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15135U109	Schedule 13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Hutchison Whampoa Europe Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	343,226,541(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	343,226,541(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		343,226,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1)    Represents (a) 316,927,050 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. and (b) 26,299,491 Common Shares that Hutchison Whampoa Europe Investments S.à r.l. may purchase upon the exercise of warrants (the “Warrants”) within sixty days of January 11, 2021. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2)    The ownership percentage is calculated based on an aggregate of 2,017,387,808 Common Shares, which the Issuer has informed the Reporting Persons was the total number of outstanding Common Shares immediately following the effectiveness of the Arrangement, and assuming exercise of all the Warrants referenced in footnote 1 above.

CUSIP No. 15135U109	Schedule 13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Hutchison Whampoa Luxembourg Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Barbados and continued in Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	343,226,541(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	343,226,541(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		343,226,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1)    Represents (a) 316,927,050 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. and (b) 26,299,491 Common Shares that Hutchison Whampoa Europe Investments S.à r.l. may purchase upon the exercise of warrants (the “Warrants”) within sixty days of January 11, 2021. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. Hutchison Whampoa Luxembourg Holdings S.à r.l. owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 2,017,387,808 Common Shares, which the Issuer has informed the Reporting Persons was the total number of outstanding Common Shares immediately following the effectiveness of the Arrangement, and assuming exercise of all the Warrants referenced in footnote 1 above.

CUSIP No. 15135U109	Schedule 13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
CK Hutchison Global Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	343,226,541(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	343,226,541(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		343,226,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1)    Represents (a) 316,927,050 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. and (b) 26,299,491 Common Shares that Hutchison Whampoa Europe Investments S.à r.l. may purchase upon the exercise of warrants (the “Warrants”) within sixty days of January 11, 2021. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. CK Hutchison Global Investments Limited owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 2,017,387,808 Common Shares, which the Issuer has informed the Reporting Persons was the total number of outstanding Common Shares immediately following the effectiveness of the Arrangement, and assuming exercise of all the Warrants referenced in footnote 1 above.

CUSIP No. 15135U109	Schedule 13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
CK Hutchison Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	343,226,541(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	343,226,541(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		343,226,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1)    Represents (a) 316,927,050 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. and (b) 26,299,491 Common Shares that Hutchison Whampoa Europe Investments S.à r.l. may purchase upon the exercise of warrants (the “Warrants”) within sixty days of January 11, 2021. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. CK Hutchison Holdings Limited owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 2,017,387,808 Common Shares, which the Issuer has informed the Reporting Persons was the total number of outstanding Common Shares immediately following the effectiveness of the Arrangement, and assuming exercise of all the Warrants referenced in footnote 1 above.

CUSIP No. 15135U109	Schedule 13D	Page 6 of 19 Pages

Item 1	Security and Issuer

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). The Issuer’s principal executive offices are located at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

Item 2	Identity and Background

(a). and (f). This Schedule 13D is being filed jointly by:

i.        Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison Europe”);

ii.       Hutchison Whampoa Luxembourg Holdings S.à r.l. (“Hutchison Luxembourg”);

iii.      CK Hutchison Global Investments Limited (“Hutchison Global Investments”); and

iv.      CK Hutchison Holdings Limited (“CK Hutchison”).

Hutchison Europe, Hutchison Luxembourg, Hutchison Global Investments and CK Hutchison are collectively herein referred to as the “Reporting Persons” and each as a “Reporting Person.”

Hutchison Europe is a company incorporated in Luxembourg, and wholly owned by Hutchison Luxembourg, a company incorporated under the laws of Barbados and continued in Luxembourg. Hutchison Global Investments, a company incorporated in the British Virgin Islands, owns 99.99999% of Hutchison Luxembourg, and is itself wholly owned by CK Hutchison, a company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited.

Set forth on Schedule A attached hereto and incorporated herein by reference is the principal business of each Reporting Person and the name and citizenship of each of the directors and executive officers of each Reporting Person.

(b). The principal address of each of Hutchison Europe and Hutchison Luxembourg is 7, rue du Marché-aux-Herbes, L-1728 Luxembourg, Grand Duchy of Luxembourg. The principal address of each of Hutchison Global Investments and CK Hutchison is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Set forth on Schedule A attached hereto and incorporated herein by reference is the business address of each of the directors and executive officers of each Reporting Person.

(c). Set forth on Schedule A attached hereto and incorporated herein by reference is the principal occupation or employment of each of the directors and executive officers of each Reporting Person as well as the principal business and address of the corporation or other organization in which such director or executive officer’s employment is conducted.

(d). During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 15135U109	Schedule 13D	Page 7 of 19 Pages

(e). During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On January 1, 2021, the Issuer acquired all of the issued and outstanding common shares (the “Husky Common Shares”) of Husky Energy Inc. (“Husky”) pursuant to a court-approved Plan of Arrangement in accordance with the provisions of the Business Corporations Act (Alberta) (the “Arrangement”). As a result, a portion of the Husky Common Shares held by each common shareholder of Husky was exchanged for warrants (“Warrants”) and the remaining portion of the Husky Common Shares was exchanged for Common Shares, such that, in aggregate, each common shareholder of Husky received 0.7845 of a Common Share and 0.0651 of a Warrant in respect of each Husky Common Share held. Each whole Warrant entitles the holder thereof to acquire one Common Share upon payment in full of the exercise price of C$6.54 per Common Share at any time up to 60 months following completion of the Arrangement.

Upon the effectiveness of the Arrangement, Hutchison Europe, as a holder of Husky Common Shares, automatically received the Common Shares and Warrants disclosed in this Schedule 13D in exchange for its Husky Common Shares. No other consideration was used by the Reporting Persons in connection with the acquisition of the Common Shares and Warrants described in this Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons hold the Common Shares and Warrants as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Standstill Agreement (as defined below), depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, price levels of the Common Shares and Warrants, conditions in the securities markets, and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Upon the effectiveness of the Arrangement, three persons affiliated with the Reporting Persons, Canning K. N. Fok, Eva L. Kwok and Frank J. Sixt (the “Hutchison Directors”), joined the board of directors of the Issuer, which currently consists of eight directors.

Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Standstill Agreement, the Reporting Persons may engage in communications (including, without limitation, through the Hutchison Directors) with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their ownership of the Common Shares and Warrants. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, subject to the terms of the Standstill Agreement, make additional purchases of Common Shares (or other securities convertible or exercisable into Common Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Common Shares, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and strategic direction, the market for the Common Shares and Warrants, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

CUSIP No. 15135U109	Schedule 13D	Page 8 of 19 Pages

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a). and (b). The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Each of Hutchison Luxembourg, CK Hutchison and Hutchison Global Investments expressly disclaims beneficial ownership of any Common Shares held or which may be acquired by Hutchison Europe except to the extent of their pecuniary interests therein, and the Reporting Persons do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act). This Schedule 13D shall not be construed as acknowledging that Hutchison Luxembourg, CK Hutchison or Hutchison Global Investments beneficially owns any Common Shares held or which may be acquired by Hutchison Europe for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the knowledge of the Reporting Persons, among the directors and executive officers of each Reporting Person listed in Schedule A hereto:

•	Mr. FOK Kin Ning, Canning has an interest in 200,333 Common Shares and 16,624 Warrants of the Issuer which are held through a company jointly controlled by him and his spouse over which they share voting and dispositive power;

•	Mr. Frank John SIXT owns 55,064 Common Shares and 4,569 Warrants of the Issuer;

•	Mr. IP Tak Chuen, Edmond owns 206,197 Common Shares and 17,110 Warrants of the Issuer;

•	The spouse of Mr. LEE Yeh Kwong, Charles owns 1,201 Common Shares and 99 Warrants of the Issuer, over which Mr. Lee may be deemed to share voting and dispositive power;

•	Mr. George Colin MAGNUS owns 27,436 Common Shares and 2,276 Warrants of the Issuer;

•	Mr. KWOK Tun-li, Stanley owns 16,165 Common Shares and 1,341 Warrants of the Issuer, and his wife owns 8,013 Common Shares and 664 Warrants over which Mr. Kwok may be deemed to share voting and dispositive power;

•	Ms. LEE Wai Mun, Rose owns 8,227 Common Shares and 682 Warrants of the Issuer which are held through a company wholly owned by Ms. Lee;

•	Mr. Neil Douglas MCGEE owns 58,096 Common Shares and 4,820 Warrants of the Issuer; and

•	none of the other persons named in Item 2 beneficially owns any Common Shares or securities of the Issuer convertible into Common Shares within sixty days of January 11, 2021.

Except as noted above, each of the foregoing persons has sole voting and dispositive power with respect to such securities.

(c). Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Common Shares during the past 60 days.

CUSIP No. 15135U109	Schedule 13D	Page 9 of 19 Pages

(d). No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e). Not Applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 5 is hereby incorporated by reference into this Item 6.

In connection with the Arrangement, Hutchison Europe entered into a Support Agreement, Standstill Agreement, Pre-Emptive Rights Agreement and a Registration Rights Agreement with the Issuer, which are described below.

Support Agreement

On October 24, 2020, Hutchison Europe entered into a support agreement (the “Support Agreement”) with the Issuer pursuant to which Hutchison Europe agreed, among other things, to vote, or cause to be voted, all of the Husky Common Shares or any other securities of Husky having voting rights in respect of the Arrangement beneficially owned, controlled or directed or subsequently acquired by it: (a) for and in favor of the Arrangement; and (b) against any other business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing. The Support Agreement terminated as of January 1, 2021.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.

Standstill Agreement

On October 24, 2020, Hutchison Europe entered into a standstill agreement (the “Standstill Agreement”) with the Issuer, with effect as of January 1, 2021. The Standstill Agreement sets forth certain restrictions and obligations in connection with Hutchison Europe’s shareholdings in the Issuer.

Transfer Restrictions

Subject to certain exceptions, for a period of 18 months following January 1, 2021, Hutchison Europe may not transfer any Common Shares, except: (i) pursuant to a business combination involving the Issuer (a “Combination Transaction”) that has been approved or recommended by the board of directors of the Issuer or (ii) in regard to a transfer to an affiliate of Hutchison Europe, provided that such affiliate agrees to be bound by and become a party to the Standstill Agreement.

Without the prior consent of the Issuer, Hutchison Europe may not transfer, either alone or in the aggregate with its affiliates, L.F. Investments S.à r.l (“LFI”) (which was a shareholder of Husky and received Common Shares and Warrants as a result of the Arrangement) or its affiliates any Common Shares or Warrants to any person, that would, to the knowledge of Hutchison Europe, result in such person, together with any persons acting jointly or in concert with such person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares (including those Common Shares and Warrants proposed to be transferred), subject to certain exceptions.

CUSIP No. 15135U109	Schedule 13D	Page 10 of 19 Pages

Voting Restrictions

Pursuant to the Standstill Agreement, Hutchison Europe has covenanted and agreed that it and its affiliates shall: (a) vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, in favor of; or (b) abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, in respect of, the election, as directors of the Issuer, of all nominees of the Issuer’s board or management at any annual or other meeting of the Issuer’s common shareholders at which members of the Issuer’s board are proposed to be elected.

In connection with a Combination Transaction, Hutchison Europe has covenanted and agreed that it shall, and shall cause its affiliates to, vote its pro-rata share of all Excess Shares (as defined below) that it beneficially owns, or over which it or any of its affiliates has control or direction, in accordance with the recommendation of the Issuer’s board in respect to such Combination Transaction. “Excess Shares” means, at the applicable time, such number of Common Shares held by Hutchison Europe and LFI, in aggregate, which are in excess of the number that is 19.9% of the then-outstanding Common Shares.

Prohibited Activities

Subject to certain exceptions, without the prior written consent of the Issuer, Hutchison Europe has agreed that neither it nor its affiliates, will, directly or indirectly, take certain actions, including the following:

(a)	acquire, agree to acquire or make any proposal or offer to acquire any (i) voting or equity securities of the Issuer or any of its subsidiaries (other than Warrants); (ii) securities convertible into, or exercisable or exchangeable for, voting or equity securities of the Issuer or any of its subsidiaries (other than Warrants); or (iii) assets of the Issuer or any of its subsidiaries;

(b)	engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)	engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another person, any solicitation of proxies or consents with respect to the voting of any securities of the Issuer;

(d)	except as required by the Standstill Agreement, grant any power of attorney over any securities of the Issuer, or deposit any securities of the Issuer in any voting agreement, voting trust, voting pool or similar arrangement;

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of the Issuer; and

(f)	enter into discussions, agreements or understandings with any person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any person to take any of the prohibited actions outlined above.

CUSIP No. 15135U109	Schedule 13D	Page 11 of 19 Pages

These restrictions shall cease to apply on the earlier of: (i) the execution and delivery by the Issuer of a definitive agreement to implement a transaction or series of transactions pursuant to which a person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of the Issuer (measured on a fully-diluted basis) or a majority of the consolidated assets of the Issuer and its subsidiaries; (ii) a person or group of related persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of the Issuer; and (iii) a person or group of related persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of the Issuer.

Termination

The Standstill Agreement shall terminate on the date that is 60 months following January 1, 2021, unless any of the following events occur which cause earlier termination:

(a)      the date on which the Standstill Agreement or the standstill agreement entered into by LFI and the Issuer is terminated by the written agreement of the parties thereto;

(b)     provided that the restrictions set out above under the heading “Transfer Restrictions” have been complied with under the Standstill Agreement and under the other standstill agreement with LFI, the date on which Hutchison Europe and LFI, together with their affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; or

(d)     any “Qualified Individual” (as defined in the Standstill Agreement) duly nominated in accordance with the Standstill Agreement is not appointed to the Issuer’s board of directors in accordance with the Standstill Agreement.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, a copy of which is filed as Exhibit 7.3 hereto and is incorporated herein by reference.

Pre-Emptive Rights Agreement

On January 1, 2021, Hutchison Europe and the Issuer entered into a pre-emptive rights agreement (the “Pre-Emptive Rights Agreement”) pursuant to which Hutchison Europe is entitled to, upon the proposed issuance or sale by the Issuer of Common Shares or other convertible securities of the Issuer, purchase such number of additional Common Shares or other convertible securities of the Issuer on the same terms and conditions that such securities are being issued or sold by the Issuer, including at the same price per security and otherwise be on economic terms and conditions no less favorable, individually or in the aggregate, to Hutchison Europe than the terms and conditions are to any purchaser in such offering, in order to allow Hutchison Europe to maintain its pro rata share of the then-outstanding Common Shares that it holds at the applicable time. These rights cease on the earlier of the date which is 60 months following January 1, 2021, the date Hutchison Europe ceases to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Common Shares, the date on which the Pre-Emptive Rights Agreement is terminated by agreement of the parties, or the date on which the Standstill Agreement is terminated.

The foregoing description of the Pre-Emptive Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Pre-Emptive Rights Agreement, a copy of which is filed as Exhibit 7.4 hereto and is incorporated herein by reference.

CUSIP No. 15135U109	Schedule 13D	Page 12 of 19 Pages

Registration Rights Agreement

On January 1, 2021, Hutchison Europe and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Hutchison Europe is provided with certain demand and piggy-back registration rights, requiring the Issuer to qualify the distribution of certain registrable securities of the Issuer upon the request of Hutchison Europe. These rights cease on the earlier of the date which is 60 months following January 1, 2021, the date Hutchison Europe ceases to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Common Shares, the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date on which the Standstill Agreement is terminated.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 7.5 hereto and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

(a).                Exhibit 7.1 - Joint Filing Agreement dated January 11, 2021 by and among the Reporting Persons

(b).               Exhibit 7.2 - Form of Support Agreement (incorporated by reference to Schedule G to Appendix D of Exhibit 99.1 to the current report on Form 6-K of the Issuer furnished to the Securities and Exchange Commission (“SEC”) on November 16, 2020)

(c).               Exhibit 7.3 - Form of Standstill Agreement (incorporated by reference to Schedule H to Appendix D of Exhibit 99.1 to the current report on Form 6-K of the Issuer furnished to the SEC on November 16, 2020)

(d).               Exhibit 7.4 - Pre-Emptive Rights Agreement dated January 1, 2021 by and between Cenovus Energy Inc. and Hutchison Whampoa Europe Investments S.à r.l. (incorporated by reference to Exhibit 99.3 to the current report on Form 6-K of the Issuer furnished to the SEC on January 4, 2021)

(e).               Exhibit 7.5 - Registration Rights Agreement dated January 1, 2021 by and between Cenovus Energy Inc. and Hutchison Whampoa Europe Investments S.à r.l. (incorporated by reference to Exhibit 99.5 to the current report on Form 6-K of the Issuer furnished to the SEC on January 4, 2021)

(f).                Exhibit 7.6 – Warrant Indenture dated January 1, 2021 by and between Cenovus Energy Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K of the Issuer furnished to the SEC on January 4, 2021)

CUSIP No. 15135U109	Schedule 13D	Page 13 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.à R.L.

By:	/s/ Neil McGee
Name: Neil McGee
Title: Authorized Signatory

HUTCHISON WHAMPOA LUXEMBOURG HOLDINGS S.à R.L.

By:	/s/ Neil McGee
Name: Neil McGee
Title: Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

CUSIP No. 15135U109	Schedule 13D	Page 14 of 19 Pages

Schedule A

Hutchison Whampoa Europe Investments S.à r.l.

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Edith SHIH	British	Manager, Hutchison Whampoa Europe Investments S.à r.l. (2)

Neil Douglas MCGEE 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	Australian	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Christian Nicolas Roger SALBAING 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	French	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

CHAN Waichi, Richard 9-11 Grand Rue L-1661 Luxembourg Grand Duchy of Luxembourg	American	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Thomas Georg GEIGER 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	German	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Hutchison Whampoa Luxembourg Holdings S.à r.l.

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Edith SHIH	British	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Neil Douglas MCGEE 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	Australian	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Christian Nicolas Roger SALBAING 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	French	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

CHAN Waichi, Richard 9-11 Grand Rue L-1661 Luxembourg Grand Duchy of Luxembourg	American	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Thomas Georg GEIGER 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	German	Manager, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

CUSIP No. 15135U109	Schedule 13D	Page 15 of 19 Pages

CK Hutchison Global Investments Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

FOK Kin Ning, Canning	British	Director, CK Hutchison Global Investments Limited(4)

Frank John SIXT	Canadian	Director, CK Hutchison Global Investments Limited(4)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

LAI Kai Ming, Dominic	Canadian	Director, CK Hutchison Global Investments Limited(4)

Edith SHIH	British	Director, CK Hutchison Global Investments Limited(4)

CHEUNG Kwan Hoi	British	Director, CK Hutchison Global Investments Limited(4)

CUSIP No. 15135U109	Schedule 13D	Page 16 of 19 Pages

CK Hutchison Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

FOK Kin Ning, Canning	British	Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

Frank John SIXT	Canadian	Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

LAI Kai Ming, Dominic	Canadian	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

Edith SHIH	British	Executive Director and Company Secretary, CK Hutchison Holdings Limited(5)

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Yeh Kwong, Charles 26th Floor, Jardine House 1 Connaught Place, Central Hong Kong	Hong Kong	Non-executive Director, CK Hutchison Holdings Limited(5)

LEUNG Siu Hon 21 & 22 Floors, 10 Pottinger Street Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

George Colin MAGNUS Room 701, Car Po Building 18-20 Lyndhurst Terrace Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

CHOW WOO Mo Fong, Susan 9A Po Garden, 9 Brewin Path Mid-levels, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

KWOK Tun-li, Stanley Suite 503-151 Athletes Way Vancouver B.C. V5Y 0E5 Canada	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CHENG Hoi Chuen, Vincent Flat A, 7/F, Woodbury Court 137 Pok Fu Lam Road, Pok Fu Lam Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Michael David KADOORIE 24th Floor, St. George’s Building 2 Ice House Street Central, Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CUSIP No. 15135U109	Schedule 13D	Page 17 of 19 Pages

LEE Wai Mun, Rose Unit 623, Level 6, Core F Cyberport 3, 100 Cyberport Road Cyberport, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Paul Joseph TIGHE 69 Nurrawallee Street Ulladulla NSW 2539 Australia	Australian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Kwai Lam Room 809, 8/F, Tai Yau Building 181 Johnston Road Wanchai Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Yick-ming, Rosanna 23/F., The Hong Kong Federation of Youth Groups Building 21 Pak Fuk Road North Point, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

William Elkin MOCATTA 24th Floor, St. George’s Building 2 Ice House Street Central, Hong Kong	British	Alternate Director, CK Hutchison Holdings Limited(5)

Notes to Schedule A:

(1)	Unless otherwise indicated, the business address of each of the named persons is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2)	The principal address of Hutchison Whampoa Europe Investments S.à r.l. is 7, rue du Marché-aux-Herbes, L-1728 Luxembourg, Grand Duchy of Luxembourg. The business of Hutchison Whampoa Europe Investments S.à r.l. is investment holding.

(3)	The principal address of Hutchison Whampoa Luxembourg Holdings S.à r.l. is 7, rue du Marché-aux-Herbes, L-1728 Luxembourg, Grand Duchy of Luxembourg. The business of Hutchison Whampoa Luxembourg Holdings S.à r.l. is investment holding.

(4)	The principal address of CK Hutchison Global Investments Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Global Investments Limited is investment holding.

(5)	The principal address of CK Hutchison Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises four core segments: ports and related services, retail, infrastructure and telecommunications.